Filed pursuant to Rule 424(b)(3)
Registration No. 333-239940
PROSPECTUS SUPPLEMENT NO. 79
(to Prospectus dated July 27, 2020)

Nikola Corporation
Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On February 1, 2024, the closing price of our Common Stock was $0.73.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 2, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 31, 2024
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 581-8888
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On January 31, 2024, Nikola Corporation (the “Company”) promoted Dirk Ole Hoefelmann, the Company’s current Global Head of Infrastructure Operations of HYLA, to serve as the Company’s President of Energy, effective February 5, 2024, to replace Joseph S. Cappello, who is transitioning from the Company.
Mr. Hoefelmann, age 56, has served as the Company’s Global Head of Infrastructure Operations of HYLA since October 2023. Prior to joining the Company, Mr. Hoefelmann served as General Manager, Electrolyzers of Plug Power Inc. (Nasdaq: PLUG), a provider of hydrogen solutions, from January 2021 to April 2023. Prior to that, Mr. Hoefelmann served in various capacities for 30 years at Air Liquide, a global supplier of industrial and medical gases, including as Vice President, World Business Line Industrial Merchant from September 2019 to January 2021, Chief Executive Officer, Air Liquide Advanced Technologies U.S. LLC from March 2013 to August 2019, and Chairman of Air Liquide Advanced Materials from September 2013 to December 2015. Mr. Hoefelmann received an MBA in International Business and a Bachelor of Science degree in Mathematics from Saint Mary’s College of California.
In connection with Mr. Hoefelmann’s appointment as President of Energy, Mr. Hoefelmann and the Company entered into an Executive Employment Agreement (the “Employment Agreement”), pursuant to which Mr. Hoefelmann will be entitled to receive an annual base salary of $600,000 and, subject to approval of the board of directors, an additional 100,000 restricted stock units and eligibility to participate in the Company’s 2024 equity incentive program for executive officers. Mr. Hoefelmann’s Employment Agreement contains customary confidentiality and intellectual property assignment provisions.
Pursuant to the Employment Agreement, in the event of an Involuntary Termination (as defined in the Employment Agreement) of Mr. Hoefelmann’s employment and subject to Mr. Hoefelmann’s delivery of an effective release of claims and ongoing compliance with certain post-termination restrictive covenants, including two-year noncompete and nonsolicitation covenants and a nondisparagement covenant, Mr. Hoefelmann would be entitled to receive: (1) in the event of an Involuntary Termination prior to the one-year anniversary of Mr. Hoefelmann’s start date with the Company, a lump sum cash payment in an amount equal to $525,000, less applicable withholding, and in the event of an Involuntary Termination on or after the one-year anniversary of Mr. Hoefelmann’s start date with the Company, a lump sum cash payment in an amount equal to $1,050,000, less applicable withholding; (2) a lump sum cash payment equal to 18 months of COBRA benefits coverage, less applicable withholding; (3) in the event of an Involuntary Termination prior to the one-year anniversary of Mr. Hoefelmann’s start date with the Company, the acceleration of one-half of all unvested equity and equity based awards, other than Mr. Hoefelmann’s performance-based award, and in the event of an Involuntary Termination on or after the one-year anniversary of Mr. Hoefelmann’s start date with the Company, the acceleration in full of all unvested equity and equity based awards, other than Mr. Hoefelmann’s performance-based award (and, in either case following the application of any vesting acceleration, all vested unexercised stock options would remain exercisable through the earlier of (a) the last day of the applicable term of such option, and (b) three years following his termination date); and (4) in the event of an Involuntary Termination prior to the one-year anniversary of Mr. Hoefelmann’s start date with the Company, all then-unvested performance-based awards, if any, will be forfeited immediately, and in the event of an Involuntary Termination on or after the one-year anniversary of Mr. Hoefelmann’s start date with the Company, service will be deemed to have been satisfied and all outstanding performance-based awards will vest and be settled at the end of the performance period based on final actual performance.
In connection with his appointment as President of Energy, the Company expects to enter into its form of indemnification agreement with Mr. Hoefelmann. Mr. Hoefelmann has no family relationships with any of the Company’s directors or executive officers, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.
Mr. Cappello will remain employed with the Company through March 1, 2024 as a non-executive officer. Mr. Capello will receive severance benefits in accordance with the terms of his executive employment agreement.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Exhibit Description
10.1#	Executive Employment Agreement by and between Nikola Corporation and Dirk Ole Hoefelmann, dated February 1, 2024.

104	Cover Page Interactive Data File (formatted as Inline XBRL).
# Indicates management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2024

NIKOLA CORPORATION

	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer